

08028774

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 29 2008
803

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36392

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING _____12/31/07_____
MM/DD/YY   MM/DD/YY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DIVISION OF MARKET REGULATION 2008

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MLP Trading Co LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
666 Fifth Avenue, 8th Floor

(No. and Street)		
New York	**New York**	**10103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert A. Williams   **(212) 841-4125**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)			
5 Times Square	. **New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- **X** Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to
respond unless the form displays a currently valid OMB
control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Robert A. Williams__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __MLP Trading Co LLC__ , as of __December 31__ , 2007__ , are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEFFREY L. SCHULTZ
Notary Public, State of New York
No. 02SC6146772
Qualified in New York County
Commission Expires May 22, 2010

_____
Signature

__Chief Financial Officer__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Operations.
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

MLP Trading Co LLC

December 31, 2007
with Report of Independent Registered Public Accounting Firm

MLP Trading Co LLC

Statement of Financial Condition

December 31, 2007

Contents



■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of MLP Trading Co LLC

We have audited the accompanying statement of financial condition of MLP Trading Co LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MLP Trading Co LLC at December 31, 2007 in conformity with U.S. generally accepted accounting principles.

February 21, 2008

Ernst & Young LLP

MLP Trading Co LLC

Statement of Financial Condition

December 31, 2007

Assets

Receivable from clearing organization	$ 1,653,566
Securities owned	20,000
	$ 1,673,566

Liabilities and member's capital

Member's capital	$ 1,673,566

See accompanying notes to statement of financial condition.

MLP Trading Co LLC

Notes to Statement of Financial Condition

(in thousands)

1. Organization

MLP Trading Co LLC (the "Company"), a New York limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the American Stock Exchange. The Company engaged in proprietary securities transactions and cleared all trades on a fully disclosed basis through its clearing organization.

The Company is wholly owned by Grandview, L.L.C. (the "Parent"), a Delaware Limited Liability Company.

2. Significant Accounting Policies

Transactions in securities are recorded on a trade date basis. Interest and dividends are accounted for on an accrual basis.

The preparation of the statement of financial condition is in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Securities owned represent the preferred shares in a joint back office arrangement with its clearing organization and were recorded at cost which approximates fair value.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. On February 1, 2008, the FASB issued FSP FIN 48-2, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, deferring the effective date of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), for certain nonpublic enterprises (as defined by paragraph 289 of FASB Statement No. 109, *Accounting for Income Taxes*). The FSP defers the effective date of FIN 48 for eligible entities until annual financial statements for fiscal years beginning after December 15, 2007.

MLP Trading Co LLC

Notes to Statement of Financial Condition

(in thousands)

2. Significant Accounting Policies (continued)

The Company does not believe the adoption of FIN 48 will have a material impact on the statement of financial condition.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). The objective of the statement is to improve the consistency and comparability of fair value measurements used in financial reporting. FAS 157 defines fair value, establishes a framework for measuring fair value, and expands financial statement disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management does not believe the adoption of FAS 157 will have any effect on the amounts reported in the Company's statement of financial condition.

3. Receivable from Clearing Organization

Receivable from clearing organization represents cash deposited with the Company's clearing organization.

4. Related Party Transactions

Certain affiliates provide accounting services and incur other administrative expenses on the Company's behalf without charge.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, of $250,000. At December 31, 2007, the Company had net capital of $1,653,566 which exceeded its requirements by $1,403,566.

Certain advances, payments and other equity withdrawals are restricted by the provisions of the Rules of the Securities and Exchange Commission.

5. Net Capital Requirement (continued)

Under an arrangement with the clearing organization, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2007, the Company was in compliance with all such requirements.

6. Income Taxes

The Company is organized as a limited liability company and is owned by a single member. As such, it is an entity that is disregarded for income tax purposes and, therefore, not subject to federal, state or local income taxes. Its sole member, however, must reflect all taxable income of the Company on its own income tax returns.

7. Commitments

The Company clears its securities transactions through a major financial services firm.

8. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" approximates the carrying amounts presented in the statement of financial condition.

